SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                  12 May, 2006


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1         Regulatory News Service Announcement, dated 12 May, 2006
              re:  Result of AGM










NEWS RELEASE     12th May 2006

                 ANNUAL GENERAL MEETING OF LLOYDS TSB GROUP PLC

At the annual general meeting, held on Thursday, 11th May, 2006, all the resolutions were passed and the results of the polls are as follows:



Resolution                                                    For                    Against              Votes withheld

1.  Receiving the report and                 2,711,212,948 shares          17,632,417 shares          150,909,077 shares
    accounts

2.  Approval of the directors'               2,703,042,105 shares          67,456,252 shares          109,290,121 shares
    remuneration report

3.  Election of directors

(a) Sir Victor Blank                         2,805,837,298 shares          20,980,233 shares           52,965,403 shares
(b) Ms T A Dial                              2,784,776,751 shares          45,562,086 shares           49,437,438 shares
(c) Mr J P du Plessis                        2,822,073,086 shares           8,162,510 shares           49,531,444 shares
(d) Lord Leitch                              2,821,733,771 shares           8,524,888 shares           49,496,503 shares


4.  Re-election of Mr A G Kane as            2,822,930,203 shares           7,977,654 shares           48,866,563 shares
    a director

5.  Re-appointment of the                    2,779,209,173 shares          20,851,394 shares           79,711,480 shares
    auditors

6.  Authority to set the                     2,816,612,760 shares          15,327,995 shares           47,847,329 shares
    remuneration of the auditors

7.  Directors' authority to allot            2,797,697,756 shares          33,249,530 shares           48,821,364 shares
    shares

8.  Directors' power to issue                2,821,691,239 shares           8,732,770 shares           48,759,178 shares
    shares for cash

9.  Authority for the company to             2,825,062,793 shares           6,636,064 shares           48,061,875 shares
    purchase its shares

10. Approval of a new long-term              2,741,297,010 shares          68,566,137 shares           69,913,430 shares
    incentive plan

11. Authority relating to the
    Political Parties, Elections
    and Referendums Act for
    relevant contributions/expenses
    to be incurred by:

(a) Lloyds TSB Group plc                     2,752,651,723 shares          58,378,940 shares           68,690,846 shares
(b) Lloyds TSB Bank plc                      2,753,618,788 shares          57,227,455 shares           68,700,340 shares
(c) Lloyds TSB Scotland plc                  2,753,711,117 shares          57,205,888 shares           68,840,158 shares
(d) Scottish Widows plc                      2,753,631,225 shares          57,272,597 shares           68,853,146 shares
(e) Cheltenham & Gloucester plc              2,753,874,217 shares          57,074,385 shares           68,807,054 shares
(f) Lloyds TSB Asset Finance                 2,752,568,684 shares          58,254,901 shares           68,727,838 shares
    Division Limited

12. Amending the memorandum                  2,807,052,956 shares          12,519,784 shares           60,198,776 shares
    and articles of association
    relating to indemnifying
    directors

13. Increasing the total for                 2,773,738,225 shares          49,743,019 shares           56,033,886 shares
    directors' fees



On 11th May, 2006 there were 5,603,344,683 relevant shares in issue and some 324 shareholders attended the meeting. Shareholders are entitled to one vote per share.


 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:     12 May, 2006